UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*


                                 ROO GROUP, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)


                                   928234 10 3
                                 (CUSIP Number)


                                 Jonathan Herzog
                              16553 Hartsook Street
                                Encino, CA 91436
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 7, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only). Jonathan and Faygie Herzog
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [  ]
                                                                       (b) [  ]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions)

         OO   IN
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)
                                                                          [  ]
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6.    Citizenship or Place of Organization
      United States
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                        7.  Sole Voting Power
                            13,487,017
Number of               --------------------------------------------------------
Shares
Beneficially            8.  Shared Voting Power
Owned by                    -0-
Each                    -------------------------------------------------------
Reporting
Person With             9.  Sole Dispositive Power
                            13,487,017
                        --------------------------------------------------------
                        10. Shared Dispositive Power
                            -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     13,487,017

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
                                                                          [  ]
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11) 6.9%*
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN

--------------------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 195,583,425 shares of the Issuer's common stock outstanding as reported on the Issuer's Form SB2/A as filed with the SEC on January 11, 2005.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $0.0001 par value per share (the "Common Stock"), of ROO Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 62 White Street, Suite 3A, Brooklyn, New York 10013.
         .

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed on behalf of Jonathan and Faygie Herzog, individuals.

         (b) Mr. and Mrs. Herzog's address is 16553 Hartsook Street, Encino, California 91436.

         (c) For the past five years Mr. Herzog has served in various capacities for Avenue Group, Inc., a Delaware corporation ("Avenue"), including most recently as its: Executive Vice President, Chairman of the Board, Secretary and Director. Mrs. Herzog is not employed.

         (d) During the last five years, Mr. and Mrs. Herzog have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

         (e) During the last five years, Mr. and Mrs. Herzog have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. and Mrs. Herzog are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The sources of the consideration for the purchases reported hereon consisted of an exchange of shares (as described below) and as further described in Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION

         Effective February 7, 2005, Mr. Herzog and Avenue entered into a Separation Agreement and General Release ("Separation Agreement") pursuant to which Herzog agreed to cause to be delivered to Avenue a total of 10,000,000 shares of Avenue's common stock and pay Avenue $125,000 in exchange for the delivery by Avenue to Mr. and Mrs. Herzog of 12,500,000 shares of the common stock of the Issuer owned by Avenue and a cash payment of $125,000.

         Mr. and Mrs. Herzog currently hold shares of Common Stock in the Issuer for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. and Mrs. Herzog beneficially own 13,487,017 shares of the Common Stock, or approximately 6.9% of the outstanding Common Stock. This percentage is based on 195,583,425 shares of the Issuer's common stock outstanding as reported on the Issuer's Form SB2/A as filed with the SEC on January 11, 2005.

         (b) Mr. and Mrs. Herzog have the sole power to vote and dispose, or direct the disposition, of all 13,487,017 shares of the Common Stock.

         (c) On November 8, 2004, 839,517 shares of common stock were assigned to Mr. Herzog in exchange for services valued at $45,250. Additional open market purchases were made as follows: 5,000 shares at $0.065 on 11/30/04; 29,367 shares at $0.07 on12/28/04; 45,000 shares at $0.07 on 12/29/04; 55,000 shares at
$0.07 on 12/30/04 and 13,233 shares at $0.064 on 1/14/05.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective February 7, 2005, Mr. Herzog and Avenue entered into the Separation Agreement described in Item 4 herein relating, among other things, to the transfer to Mr. Herzog of shares of the Issuer's common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Separation Agreement and General Release dated February 1, 2005 between Herzog and Avenue Group. *

* Previously filed as Exhibit 99.1 to Avenue Group's Form 8-K filed on February 11, 2005 (File No. 000-30543), which exhibit is incorporated herein by this reference.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 2005


By:   /s/ Jonathan Herzog
      --------------------------
Name: Jonathan Herzog

                                                                       EXHIBIT A

                                   AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

        The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of ROO Group, Inc.and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


February 15, 2005
California

                               By: /s/ Jonathan Herzog
                                   -----------------------------------------
                                   Jonathan Herzog

February 15, 2005
California
                               By: /s/ Faygie Herzog
                                   -----------------------------------------
                                   Faygie Herzog